VEDDERPRICE	VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FACSIMILE: 312-609-5005

JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com	OFFICES IN CHICAGO, NEW YORK CITY AND ROSELAND, NEW JERSEY

January 30, 2006

VIA EDGAR

Mr. Brick Barrientos

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-17463 and 811-5344

Dear Mr. Barrientos and Ms. Williams:

On behalf of the Registrant, this letter is in response to our telephone conference on December 29, 2005 regarding the Registrant’s Form N-1A filed on November 17, 2005 pursuant to Rule 485(a) under the Securities Act of 1933 relating to the Registrant’s new series, the William Blair Mid Cap Growth Fund (the “Fund”). As you requested, this letter is being filed via EDGAR.

Prospectuses

1.	Identification of Advisor

Comment: Identify William Blair & Company as the Fund’s Advisor in the Risk/Return Summary.

Response: The Advisor has been identified as requested.

2.	Definition of Medium-Sized Companies

Comment: Provide information supporting the Advisor’s definition of medium-sized companies.

Response: The market capitalization range of the Russell Mid Cap Index is currently $1.5 billion to $14 billion. The Advisor believes the Russell Mid Cap Index provides a fair representation of the mid cap opportunity set, and thus adopted a definition of medium-sized

VEDDERPRICE

Mr. Brick Barrientos

Ms. Patricia Williams

January 30, 2006

companies as companies with market capitalizations between $1.5 billion and $14 billion at the time of the Fund’s investment.

3.	Expense Waiver

Comment: The expense waiver should continue for a period longer than the period stated in the prospectus.

Response: The Advisor has agreed to an initial expense waiver period ending April 30, 2007. The disclosure has been modified accordingly.

4.	Related Performance of the Advisor

a.    Comment: In the last sentence of the last paragraph, change “different” to “adversely affected.”

Response: The disclosure has been changed as requested.

b.    Comment: Confirm that all registered investment companies and similar accounts are included in the Advisor’s mid cap growth composite.

Response: The Advisor has confirmed that all registered investment companies and similar accounts are included in the Advisor’s mid cap growth composite.

c.    Comment: Move the Related Performance of the Advisor to the “Management of the Fund” section.

Response: The disclosure has been moved as requested.

5.	Redemption Fee

a.    Comment: Delete references to the 2.00% redemption fee charged by the William Blair international funds.

Response: Shareholders of the Fund may exchange their Fund shares for shares of a William Blair international fund. Such an exchange, would be the equivalent of a purchase of a William Blair international fund making the shareholder subject to the 2.00% redemption fee. Therefore, we believe the disclosure regarding the 2.00% redemption fee for William Blair international funds would be relevant to an investor in the Fund and, thus, the disclosure has not been removed.

VEDDERPRICE

Mr. Brick Barrientos

Ms. Patricia Williams

January 30, 2006

b.    Comment: Delete the section regarding the Board of Trustees determination that no redemption fee is necessary for the Ready Reserves Fund.

Response: The disclosure has been removed.

c.    Comment: In the “Redemption Price” paragraph disclose how redemption price is calculated.

Response: Disclosure has been added that states, “Redemption price is the net asset value next calculated (less any applicable redemption fee) after receipt of your redemption request in proper order by the Distributor, the Transfer Agent or a designated agent thereof.”

6.	Determination of Net Asset Value

Comment: In the “Other Securities and Assets” paragraph, state why a market price may not be available or deemed unreliable.

Response: The disclosure has been modified to include examples (e.g., natural disasters and bankruptcy filings) of why market prices may be unavailable or unreliable.

7.	Back Cover

Comment: Include the web address where the Statement of Additional Information can be viewed on-line or obtained from the Fund.

Response: The web address where the Statement of Additional Information can be viewed on-line or obtained from the Fund is included in the last sentence on the back cover.

Statement of Additional Information

8.	Portfolio Manager

Comment: Disclose any material conflicts of interest that may arise between the portfolio managers’ management of the Fund and the other accounts they manage. Describe the policies designed to address such conflicts more specifically.

Response: Disclosure has been added that refers investors to the “Brokerage and Fund Transactions” section of the Statement of Additional Information which contains additional information about the Fund’s policies for addressing conflicts of interest that may arise between the portfolio managers’ management of the Fund and the other accounts they manage.

VEDDERPRICE

Mr. Brick Barrientos

Ms. Patricia Williams

January 30, 2006

9.	Brokerage and Fund Transactions

Comment: State that the Advisor does not consider the sale of Fund shares in selecting brokers.

Response: The Advisor does not consider the sale of Fund shares in selecting brokers to execute portfolio transactions. Disclosure to this effect has been added.

10.	Disclosure of Portfolio Holdings

a.    Comment: State who may authorize the disclosure of portfolio holdings.

Response: For the information of the Staff, the Trust’s Dissemination of Portfolio Information Policy governs the disclosure of portfolio holdings by the Advisor and the Fund. As noted in the Statement of Additional Information, exceptions to the Dissemination of Portfolio Information Policy require the Trust’s Chief Compliance Officer’s authorization.

b.    Comment: Disclose any trading restrictions placed on recipients of portfolio holdings information.

Response: The disclosure currently reflects that if a party receiving the portfolio holdings information does not have a fiduciary duty not to trade on such information, then the Fund will not disclose portfolio holdings information to that party unless the party agrees in writing not to trade on the information received. Accordingly, the disclosure has not been modified.

c.    Comment: Disclose any lag time in the disclosure of portfolio holdings.

Response: The disclosure states that portfolio holdings information dated as of the month-end is disclosed 15 days after month-end. Disclosure of portfolio holdings information to the Fund’s service providers is made on an ongoing or as needed basis depending on the nature of the services provided to the Fund.

d.    Comment: Disclose the Fund’s procedures for addressing any conflicts of interest in disclosing portfolio holdings.

Response: The disclosure states that the Chief Compliance Officer must determine that portfolio holdings disclosure is in the best interests of the Fund. Such determination would include the consideration of any possible conflicts of interest.

VEDDERPRICE

Mr. Brick Barrientos

Ms. Patricia Williams

January 30, 2006

*     *     *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

JSM/ect

cc:	Marco Hanig (William Blair & Company L.L.C.)
Terence M. Sullivan (William Blair & Company L.L.C.)
Cathy G. O’Kelly (Vedder, Price, Kaufman & Kammholz, P.C.)
Maureen A. Miller (Vedder, Price, Kaufman & Kammholz, P.C.)
Renee M. Hardt (Vedder, Price, Kaufman & Kammholz, P.C.)